Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Eden Bioscience Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-46768) on Form S-8 of Eden Bioscience Corporation and subsidiaries of our report dated February 27, 2006, with respect to the consolidated balance sheets of Eden Bioscience Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005, annual report on Form 10-K of Eden Bioscience Corporation.

Our report refers to the Company’s change in the method of accounting for asset retirement obligations effective January 1, 2003.

/s/ KPMG LLP

Seattle, Washington
March 14, 2006